June 24, 2009
Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Williams Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 1-32599
Dear Ms. Thompson:
     On behalf of Williams Partners L.P., I am writing in response to your letter dated June 15, 2009, setting forth additional comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K filed February 26, 2009. For your convenience, I have reproduced the full text of each of the Staff’s comments above our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Report on Internal Control Over Financial Reporting, page 76
1.	We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

Our Chief Executive Officer and Chief Financial Officer did conclude that our internal control over financial reporting was effective as of December 31, 2008. In future filings, we will refrain from characterizing this conclusion as management’s belief.
Financial Statements
Consolidated Statements of Income, page 80
2.	We read in your response to comment three from our comment letter dated May 12, 2009 that you calculate earnings per limited partner unit for each year as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year. Please explain to us in more detail why you believe that is an appropriate method of calculating year-to-date earnings per share, including your detailed

Ms. Thompson
June 24, 2009

analysis of how SFAS 128 or other relevant GAAP guidance supports this methodology. We refer you to paragraph 8 of SFAS 128 and Illustration 1 of Appendix C to SFAS 128.

We believe our presentation complies with paragraph 61 of SFAS 128 and Issue 3 of EITF 03-6, which specifically address situations in which participating securities are present, and as a result, also complies with paragraph 8 of SFAS 128. Specifically, Issue 3 required that undistributed earnings for a period should be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed.

Our general partner interest and the limited partner units are participating securities. The contractual participation rights for these two participating securities are based on the cash distribution provisions of our partnership agreement and our partnership agreement specifically requires quarterly distributions of available cash – as defined in the agreement. Therefore, in order to compute the annual earnings per share, the undistributed earnings must be determined for each quarter and allocated using the partnership agreement’s distribution formula for that quarter. As a result of applying the guidance in Issue 3 of EITF 03-6, the annual earnings per share for limited partners is determined as the sum of the quarterly earnings per share amounts.
Consolidated Statements of Cash Flows, page 82
3.	We note your response to comment five from our comment letter dated May 12, 2009. We understand that the line item captioned “Capital expenditures” on your statement of cash flows represents the gross increase in your property, plant and equipment, including both cash and non-cash expenditures, and that you then present the non-cash changes in the line item captioned “Change in accrued liabilities and accounts payable – capital expenditures” such that the net effect of these two line items is to calculate your cash capital expenditures. Notwithstanding your belief that this presentation is useful to your readers, it is unclear to us that presenting non-cash transactions within your statement of cash flows complies with SFAS 95 and related guidance. In this regard, SFAS 95 indicates that non-cash investing and financing activities should be reported to investors in related disclosures, but does not contemplate presenting these transactions within the cash flow statement itself. If you continue to believe that this presentation is permitted under SFAS 95, please provide us with a detailed analysis of SFAS 95 supporting this conclusion. Otherwise, please revise the line item captioned “Capital expenditures” in future filings to present only your cash capital expenditures. We will not object if you present a reconciliation of your gross capital expenditures to your cash capital expenditures as supplemental information below your statement of cash flows or in a footnote to your financial statements to comply with paragraph 32 of SFAS 95.

In future filings, we will present only our cash capital expenditures within the investing section of our Consolidated Statements of Cash Flows and consider other supplemental disclosure of our non-cash capital expenditures.
Notes to Consolidated Financial Statements
Note 4. Allocation of Net Income and Distributions, page 89
4.	We read in your response to our comment six in our letter dated May 12, 2009 that the income allocable to Class B unitholders differs on a per unit basis from the income allocable to the remaining limited partner unitholders on a per unit basis for 2007. We remain unclear as to how you calculated earnings per limited partner unit for 2007 as seen on the face of your consolidated statements of income as you appear to have allocated one amount of income to the limited partners as a whole and you appear to have calculated one weighted average units outstanding amount that included common units, subordinated

Ms. Thompson
June 24, 2009

units, and Class B units. Please explain to us in more detail how your calculation considered the beneficial conversion amount that was received only by holders of the Class B units, including showing us the separate calculations for each class of limited partner units for 2007.

Please see the attached table, which provides the detailed calculations supporting our net income per unit amounts for each class of limited partner unit for 2007 calculated in accordance with EITF 03-6. In future filings the 2007 net income per unit calculations will be retrospectively adjusted in connection with our adoption of EITF 07-4. In assessing our future presentation of the retrospectively adjusted 2007 amounts, we will also consider what additional disclosures might be helpful related to the beneficial conversion of the Class B units.

The table shows the quarterly amounts of the $79.4 million of net income allocated to the limited partners as reflected on our consolidated statements of income. These quarterly amounts were then allocated between the different classes of limited partner units based on the weighted average units outstanding for each class.

The $5.3 million gain from beneficial conversion, which was excluded from the $79.4 million, was specifically allocated to the Class B units and thus excluded from the per unit amounts as presented in the Form 10-K for the common and subordinated units. As we noted in our previous response, we did not present earnings per Class B unit because the Class B units did not trade in a public market.
Note 6. Equity Investments. Wamsutter, page 92
5.	We note your response to comment eight from our comment letter dated May 12, 2009. Please explain to us in more detail what is encompassed by the annual business plan that must receive your approval. Based on your current response, it is unclear to us the extent to which “significant decisions” as contemplated by EITF 96-16 are encompassed by the annual business plan that must receive your approval, and therefore it is unclear to us how significant WFSC’s general decision-making authority is.

In accordance with the Wamsutter LLC agreement, all decisions and actions with respect to Wamsutter are determined by the affirmative vote of the Class B member (WSFC), except those matters requiring unanimous vote of the Wamutter Management Committee. The matters requiring unanimous vote include such things as the filing of material lawsuits, incurrence of indebtedness, the making of capital calls and distributions, the adoption of an average well decline rate and the approval of the annual business plan. Wamsutter’s annual business plan includes capital and operating expense budgets and operating income projections.

Wamsutter’s Management Committee is comprised of one representative designated by us, and one representative designated by WFSC. Each member’s representative has one vote, thus Williams Partners and WFSC have equal voting rights for those matters requiring unanimous approval.

In assessing whether to consolidate Wamsutter, we considered the following facts and circumstances:
•	Although we hold a majority financial interest in Wamsutter, we do not hold a majority voting interest, as evidenced by the structure of the Wamsutter Management Committee.

•	WFSC controls everyday/ordinary course operating decisions for Wamsutter per the LLC agreement.

•	WFSC selects Wamsutter personnel and determines their compensation.

•	WFSC establishes operating and capital budgets and retains the right to veto any changes we might propose to the annual plan. Furthermore there are no fall-back or default provisions that would over-ride WFSC’s veto.

Ms. Thompson
June 24, 2009

•	WFSC approves and unilaterally funds all significant growth capital projects. As a result, our future share of the Class C units can be significantly diluted.
Accordingly, we concluded that in light of WFSC’s substantive participating rights we do not control Wamsutter and therefore should not consolidate it in accordance with the guidance in EITF 96-16.
                  In addition, we acknowledge the Staff’s comment that we are responsible for the accuracy and adequacy of the disclosures made. We formally acknowledge that:
The adequacy and accuracy of the disclosure in the filing is the responsibility of Williams Partners L.P. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Williams Partners L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me with any further questions or comments.
Very truly yours,
/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President, Controller, and
Chief Accounting Officer of
Williams Partners GP LLC

Williams Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 1-32599
Re: Comment #4.
Allocation of net income to limited partners:
Year Ended December 31, 2007
($ in thousands, except per-unit amounts)

	First	Second		Third	Fourth
	Quarter	Quarter		Quarter	Quarter		Total

Net income allocated to limited partners	$12,225	$19,017	*	$24,492	$23,707		$79,441	**

Net income allocated to common units	7,937	13,792		20,136	19,795		61,660
Net income allocated to subordinated units	2,174	3,382		4,356	3,912		13,824

Net income allocated to Class B units	2,114	1,843		—	—		3,957
Special allocation of the beneficial conversion amount	—	5,308		—	—		5,308

Total net income allocated to Class B units	2,114	7,151		—	—		9,265

Weighted average common units outstanding	25,553,306	28,544,731		32,359,555	35,422,444
Weighted average subordinated units outstanding	7,000,000	7,000,000		7,000,000	7,000,000
Weighted average Class B units outstanding	6,805,492	3,814,067		—	—

Total weighted average units outstanding	39,358,798	39,358,798		39,359,555	42,422,444	***

Net income per unit:
Common units	$0.31	$0.48		$0.62	$0.56	***
Subordinated units	$0.31	$0.48		$0.62	$0.56	***
Class B units	$0.31	$1.87		N/A	N/A

*	Net income allocated to limited partners for the second quarter does not include the $5.3 million beneficial conversion amount.

**	Full year amount agrees to Consolidated Statements of Income and quarterly amounts agree to Quarterly Financial Data table in Form 10-K.

***	Amounts agree to Quarterly Financial Data table in Form 10-K.